December 1, 2004

By Facsimile (011) 972 3 607 4422
Perry Wildes, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
(011) 972 3 607 4444

Re:  	Elbit Medical Imaging Ltd.
	Schedule TO-I filed on November 23, 2004
	File No. 005- 50154

Dear Mr. Wildes:

      We have the following comments on the above -referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

When will Elibit pay me for my shares?

1. Please revise your disclosure to confirm that in all instances you will pay for or return tendered units promptly after expiration of the offer. Please refer to Rule 14e-1(c) of the Exchange Act.

Can I tender my shares using a guaranteed delivery procedure?

2. Please revise your disclosure to state, in plain English, the meaning of this heading.

2.  Purpose of the Offer; Certain Effects of the Offer

3. We note, in the last paragraph of this section, that you state that you have no current plans to acquire additional shares other than through the offer, but that you may, in the future, purchase additional shares. Please advise us whether the Company is making this offer for greater than 11% of the Company`s issued and outstanding share capital with a view toward, or in connection with, any plan or purpose of acquiring securities in a series of successive and periodic offers (whether or not at increasing prices), in order to acquire securities over time at the lowest possible price at which security holders are willing to sell. If not, please confirm that no such intention or plan exists. If the Company has any such plans, intentions or goals, whether formal or informal, then such information would be material and should be disclosed to unaffiliated security holders in a supplement to the offer. Further, if the Company has any of the plans or intentions described above, we believe the current offer would be a first step in a going private transaction for which a Schedule 13E-3 should be filed and disseminated to security holders.

Conditions of the Offer, page 24

4. Refer to the defined term "event" found in the condition
labeled (a)(1). We note that you shall not be required to accept tendered shares where any event shall have occurred. You define event, in part, to include "any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order of injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the offer. . . ."  Please clarify this condition to first describe these actions as applying to the offer, if true. Further, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. Please tailor your condition so that the security holders may objectively verify when it has been triggered. For example, is this condition effective if any such event has a material adverse effect on the Company?

5. The third and fourth listed offer conditions to the condition labeled (4) refers to "a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the United States or Israel. . . ."  The fourth bullet point includes: "in the case of any of the foregoing existing at the time of the commencement of the Offer, a material escalation or the worsening thereof." Given the current situation in Iraq, Afghanistan, and Israel and the recent escalation of hostilities there, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. Please tailor your conditions so that security holders may objectively verify when these been triggered. For example, are these conditions effective if any such event has a material adverse effect on the Company?

6. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the second paragraph of subsection
(b), the phrase "regardless of the circumstances giving rise to the failure of the condition" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

7. In the same paragraph, you state that you may waive any condition in whole or in part until the expiration date. You further state, two paragraphs later, that your failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time. We note the fact that you have not included qualified language that the conditions are considered an "ongoing right that may be asserted at any time." You have limited your right to act pursuant to conditions up until offer expiration. We agree. Please note, however, that if a listed offer condition is implicated by events that occur during the tender offer, in order to continue the offer, you must waive that condition. As you are aware, waiver of an offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.

8. We note your list of expenses. Please disclose whether or not the Company has paid or will be responsible for payment of same pursuant to Item 1007(c) of Regulation M-A.

Letter of Transmittal

9. The letter improperly asks note holders to certify that they have "read" the terms of the offer. Please revise to delete the requirement that security holders certify that they have "read" the offer. Alternatively, amend the form to include a legend in bold typeface that indicates Elbit neither views the certification made by note holders that they have read the offering materials as a waiver of liability and that Elbit promises not to assert that this provision constitutes a waiver of liability.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


	Please direct any questions to me at (202) 942-2903.


               					Very truly yours,



     	          					Celeste M. Murphy
							Attorney-Advisor Office of
							Mergers and Acquisitions